Exhibit 10.2
Five American Lane
Greenwich, CT 06831

June 29, 2026
Ken West

Delivered via email [email address redacted for privacy reasons]

Dear Ken,

On behalf of QXO, Inc. (the “Company”), I am pleased to confirm our offer of employment on the following terms:

1.Title:	President, Chief Operating Officer

2.Start Date:	Beginning tentatively on September 14th, 2026 (“Start Date”)

3.Location:	You will be based out of the Greenwich, CT office, with regular travel expected across locations and geographies in which the Company transacts or pursues business.

4.Reporting to:	Brad Jacobs, Chairman and Chief Executive Officer

5.Base Salary:	Your initial annual base salary will be $850,000 less all applicable withholdings and deductions, and pro-rated for any partial period worked.

6.Paid Time Off:	As a new employee, you are entitled to paid time off “PTO,” in accordance with our Paid Time Off Policy (as may be amended from time to time).

7.Benefits:	At QXO, we are committed to hiring the best talent. That is why we offer a competitive benefits package. Additional details related to our benefits package will be provided as a supplement to this letter.

1.Annual Short-Term Incentive: You will be eligible to participate in the Company’s annual short-term incentive program (“bonus”). Your initial target bonus opportunity is 125% of your base salary. Your actual bonus payment, if any, will be determined in the discretion of management or the Compensation and Talent Committee of the Board of Directors of the Company (the “Committee”), as appropriate, and will be reflective of your individual performance and contributions, Company and/or business unit performance, as applicable, and the scope and expectations of your position/role in the Company and/or your business unit. As an at-will employee, bonuses are subject to change at the sole discretion of the Company. If you are hired after March 31st, your bonus may be prorated based on your Start Date. If you are hired on or after October 1st, you are not eligible for that year’s bonus. Instead, eligibility begins January 1st of the following year. To receive a bonus, you must be actively employed on the date the bonus is paid. Bonuses are paid according to our regular payroll schedule and are subject to all required tax withholdings and deductions.

2.Annual Long-Term Incentive:

Time-Based Restricted Stock Units (“RSUs”)

As part of your compensation package, you will also be eligible for an annual long-term incentive award with a target value of $1,750,000 in fiscal year 2026, to be granted in the form of time-based restricted stock units, subject to approval by the Committee or its delegate. If approved by the Committee or its delegate, the RSUs would be granted on or around the fifteenth (15th) day of the month after your Start Date, and would vest over a period of four years, with 15% of the award vesting on the first anniversary of the grant date, 25% vesting on the second anniversary of the grant date, 25% vesting on the third anniversary of the grant date, and 35% of the award vesting on the fourth anniversary of the grant date, provided that you remain continuously employed with the Company through the respective vesting dates. The number of shares of the Company’s common stock granted will be determined by dividing the approved target value by the value of the Company’s common stock (the “QXO Stock Price”), also as determined by the Committee or its delegate. Additionally, all shares received on settlement of the Annual Long-Term Incentive (net of applicable tax withholding) will be subject to a lock-up on sales, offers, pledges, as well as any other transfers or dispositions, whether directly or indirectly, through one-year post-vest for each tranche. The RSUs will be governed by the terms and conditions of the QXO 2024 Omnibus Incentive Compensation Plan and the applicable award agreement thereunder. Proration will apply if you are hired after June 1st.

Performance-Based Stock Units (“PSUs”)

You will also be eligible for an annual long-term incentive award with a target value of $1,750,000 in fiscal year 2026, to be granted in the form of performance-based stock units (PSUs), subject to approval by the Committee or its delegate. If approved by the Committee or its delegate, the PSUs would be granted on or around the fifteenth (15th) day of the month after your Start Date. The number of target shares of the Company’s common stock granted will be determined by dividing the approved target value by the value of the Company’s common stock (the “QXO Stock Price”), also as determined by the Committee or its delegate.

The PSU award is eligible to be earned based on the Company’s Relative TSR, with the Company’s TSR being compared to the TSR of the S&P 500 Index with a performance period of your grant date, through December 31, 2030. The detailed terms of the performance conditions will be governed by the applicable award agreement, and achievement may range from 0% to 225% of the target shares. The earned PSUs would vest on December 31, 2030, subject to achievement of performance targets and continued service through this date.

All vesting is subject to the terms and conditions outlined in the QXO, Inc. 2024 Omnibus Incentive Compensation Plan and the applicable award agreement. Additionally, all shares received on settlement of the PSU Award (net of applicable tax withholding) will be subject to a lock-up on sales, offers, pledges, as well as any other transfers or dispositions, whether directly or indirectly, through one-year post-vest. Proration will apply if you are hired after June 1st.

3.Equity Sign-On Award:

As part of your compensation package, you will also be granted an equity sign-on award with a target value of $5,500,000 in fiscal year 2026, to be granted in the form of time-based restricted stock units (“Equity Sign-On RSUs”), subject to approval by the Committee or its delegate. If approved by the

Committee or its delegate, the Equity Sign-On RSUs would be granted on or around the fifteenth (15th) day of the month after your Start Date. The Equity Sign-On RSUs would vest over a period of four years, with 50% of the award vesting on the second anniversary of the grant date, and 50% of the award vesting on the fourth anniversary of the grant date, provided that you remain continuously employed with the Company through the respective vesting dates. The number of shares of the Company’s common stock granted will be determined by dividing the approved target value by the value of the Company’s common stock (the “QXO Stock Price”), also as determined by the Committee or its delegate. Additionally, all shares received on settlement of the Equity Sign-On RSUs (net of applicable tax withholding) will be subject to a lock-up on sales, offers, pledges, as well as any other transfers or dispositions, whether directly or indirectly, until one year following the final vesting date. The Equity Sign-On RSUs will be governed by the terms and conditions of the QXO 2024 Omnibus Incentive Compensation Plan and the applicable award agreement thereunder.

4.New Hire Equity Incentive:

You will receive an equity incentive award with a target value of $2,500,000 to be granted in the form of time-based restricted stock units (RSUs), subject to approval by the Committee or its delegate. If approved by the Committee or its delegate, the RSUs would be granted on the fifteenth (15th) day of the month after your Start Date and would vest on the one-month anniversary of the grant date, provided that you remain continuously employed with the Company through such vesting date.

If your employment with the Company terminates for any reason other than an involuntary termination without cause before the vesting date of the award, the award will be forfeited and you will have no further rights with respect to it. If your employment terminates for any reason other than an involuntary termination without cause on or after the vesting date but prior to the second anniversary of your start date, you will be required to repay to the Company the fair market value of the award as of the vesting date, less any taxes withheld or paid in connection with the vesting of such award.

The number of shares of the Company’s common stock granted will be determined by dividing the approved target value by the value of the Company’s common stock (the “QXO Stock Price”), also as determined by the Committee or its delegate. The award will be governed by the terms and conditions of the QXO 2024 Omnibus Incentive Compensation Plan and the applicable award agreement thereunder.

5.Severance Benefits: You will be eligible for severance payments and other benefits upon certain qualifying employment termination events, subject to the terms and conditions of the QXO, Inc. Severance Plan, as in effect from time to time (the “Severance Plan”). A copy of the Severance Plan is enclosed for your reference.

6.Legal Considerations: In your work for the Company, you are expected not to use or disclose any confidential information, including trade secrets, of any former employer, entity, or other person to whom you have a confidentiality obligation. You are expected to use only generally known information which is used by persons with training and experience comparable to your own, which is common in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. As a condition of your continued employment, you are expected to abide by the Company’s policies and procedures as may be published from time to time.

During our discussions about your proposed job duties, you assured us that you would be able to perform those duties within the policies, procedures and guidelines just described.

You confirm that prior to your Start Date you will have carefully reviewed your files (including emails, computer files and hard copies, whether personal or business) and deleted, and not retained copies of, any files prepared, generated or used during any prior employment that could contain confidential information or trade secrets of your current or former employer. You agree not to bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you owe a confidentiality obligation.

Your employment with the Company will be “at-will.” This means that either you or the Company may terminate the employment relationship at any time and for any reason, with or without cause.

7.Confidential Information Protection Agreement: Your acceptance of this offer and commencement of employment with the Company is contingent upon your acceptance of the Company’s Confidential Information Protection Agreement (“CIPA”), which prohibits unauthorized use or disclosure of the Company’s confidential and proprietary information and includes certain restrictive covenants, including non-competition and non-solicitation provisions.

8.Pre-Hire Screening and Work Authorization: This employment offer is contingent on the satisfactory conclusion of appropriate background checks and, if applicable, a pre-employment drug screen. Although your employment at the Company may begin prior to the completion of the background check or drug screen (if applicable) at the Company’s discretion, your continued employment remains subject to the satisfactory completion of the background check and drug screen. As required by law, this offer is subject to satisfactory proof of your right to work in the United States within three (3) business days of your Start Date, otherwise your employment relationship may be terminated.

9.Entire Offer: This letter, along with the CIPA, and QXO, Inc. Severance Plan contains the entire agreement and understanding between you and the Company regarding the employment relationship and supersedes any prior or contemporaneous agreements, understandings, communications, offers, representations, warranties, or commitments by or on behalf of the Company (oral or written). Neither this offer letter nor any other written materials issued by the Company constitutes a contract between you and the Company for employment, express or implied, for any specific duration.

10.Taking the Next Step: I know I speak for the rest of our team when I say how pleased we are to make you this offer. As you know, the Company has generated tremendous momentum, thanks to the efforts of our people. With you on our team, we are sure to continue along this trajectory and move forward to greater success. Please make sure you have read the offer letter completely, including the enclosures. Please sign and return all offer documents by e-mail to [email address redacted for privacy reasons] within five (5) business days of the same being sent to you. This offer will terminate if it is not accepted, signed, and returned by July 3rd, 2026, unless otherwise mutually agreed between the parties. If you have any questions, please reach out to [email address redacted for privacy reasons].

[Signature Page Follows]

Best regards,

/s/Semoneel Bamboat	6/29/2026
Semone Bamboat SVP, Talent Acquisition & Workplace Culture	DATE

Enclosures:
CIPA
QXO, Inc. Severance Plan

ACCEPTED AND AGREED:

/s/Kenneth West	07/02/2026
Ken West	DATE

[Offer Letter Signature Page]